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                                                                     EXHIBIT 2.7

                            AMENDMENT AGREEMENT NO. 4


         This AMENDMENT AGREEMENT NO. 4 ("Agreement"), dated as of February 2, 2001, by and between ILION TECHNOLOGY CORPORATION, a Delaware corporation ("Ilion") (formerly named Pacific Lithium Limited, and formerly a New Zealand corporation), and LITHIUM TECHNOLOGY CORPORATION, a Delaware corporation ("LTC").

                                    RECITALS


         WHEREAS, Ilion and LTC have entered into an Agreement and Plan of Merger dated as of January 19, 2000 ("Merger Agreement") and the Bridge Loan Financing Agreements (as defined in the Merger Agreement) as amended by Amendment Agreement No. 1 dated as of March 31, 2000, Amendment Agreement No. 2 dated as of May 4, 2000, and Amendment Agreement No. 3 dated as of June 6, 2000.

         WHEREAS, on October 2, 2000 Ilion became a Delaware corporation pursuant to Section 388 of the Delaware General Corporation Law.

         WHEREAS, Ilion and LTC desire to amend certain provisions of the Merger Agreement and Bridge Loan Financing Agreement subject to the terms and conditions of this Agreement.

         NOW, THEREFORE, in consideration of these premises and the mutual agreements contained in this Agreement, Ilion and LTC agree as follows:

I. Each use in the Merger Agreement of the words "Pacific Lithium Limited" and "PLL" whether used alone or in any combination with other words, is amended and restated as "Ilion Technology Corporation" and "Ilion", respectively. Except as otherwise expressly set forth in this Agreement, terms defined in the Merger Agreement are used herein as so defined.

II. The following specifically indicated section paragraphs of the Merger Agreement are amended and restated as follows:

         3.3      Conversion of LTC Common; Assumption of Warrants.

         At the Effective Time, all of the then issued and outstanding shares of LTC Common, other than shares of LTC Common (a) held in the treasury of LTC, which shall not be considered as outstanding for purposes of this Agreement or the Plan of Merger, (b) held by Ilion, (c) held by any wholly owned subsidiary of Ilion or LTC (other than shares held in a fiduciary capacity) or (d) as to which the holder has commenced as of the Effective Time all procedures necessary through the Effective Time to assert dissenters' rights in accordance with the DGCL if applicable ("Dissenting Shares") shall, by virtue of the Merger, be converted into an aggregate of that number of shares of Ilion Common determined by dividing $25 million by the Ilion Common Price, but in no event more than 5,000,000 shares or less than 2,500,000 shares of Ilion Common (the "Merger Securities").
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         The term "Ilion Common Price" shall mean the average of the daily closing prices of Ilion Common as reported by the NASDAQ market during the period of the thirty consecutive trading days on which Ilion's share price is quoted on the NASDAQ market ending on the date of the second to last trading day prior to the Closing Date of the Merger, provided that if at any time during such 30-day valuation period Ilion shall effect a change described in Section
3.9 of the Merger Agreement, the Ilion Common Price shall be adjusted accordingly.

         The Merger Securities shall be issued to the LTC shareholders on a pro-rata basis. Each share of LTC Common held (i) in the treasury of LTC, (ii) by Ilion or (iii) by any wholly owned subsidiary of Ilion or LTC (other than shares held in a fiduciary capacity) immediately prior to the Effective Time shall, by virtue of the Merger, forthwith and without any action on the part of the holder thereof be canceled and retired and all rights in respect thereof shall cease to exist. Holders of Dissenting Shares if applicable shall, upon the effectiveness of the Merger with respect to such Dissenting Shares, have only such rights, if any, as they may have pursuant to the DGCL, and any amounts required by the DGCL to be paid to any holder of Dissenting Shares with respect to such Dissenting Shares shall be paid by the Surviving Corporation. The assumption of warrants, if any, and the non-assumption of options of LTC shall be governed by Sections 7.5 and 7.13.

         7.13 Repricing of Options and Warrants; No Purchase of Additional Merger Securities.


         (b) In the event that any holder of warrants or options issued by LTC exercises such warrants or options prior to the Closing Date, LTC agrees to use all proceeds thereof as follows: (a) first, to pay a portion of the advances made by Ilion to LTC pursuant to the Bridge Loan Financing Agreement in an aggregate amount up to three hundred fifty thousand dollars ($350,000); (b) second, to pay certain liabilities of LTC with respect to the accrued salary due and owing to Mr. Thomsen in the aggregate amount of two hundred thousand dollars ($200,000); and (c) third, to pay LTC's Continuing Costs. Nothing in this
Section 7.13 shall give rise to the issuance of any additional Merger
Securities.

III. LTC agrees that from and after the Closing under the Merger Agreement, the Merger Securities shall be held in an escrow established jointly by LTC and Ilion under the terms of which the holders of the Merger Securities pursuant to the Merger Agreement shall not be permitted to sell or offer to sell or otherwise dispose of any shares of common stock of Ilion without the prior written consent of a designated IPO underwriter until the earlier of (1) the date of termination of the offer, sale and disposition lock-up period which is applied by the IPO underwriters to a majority of the Ilion shareholders or (2) the date which is 180 days after the closing of the IPO.

IV. Sections II and III of this Agreement shall become effective only if and when Ilion shall have initially filed a Registration Statement with the Securities and Exchange Commission (the "SEC") relating to an IPO (the "Registration Statement"), and upon such filing Sections II and III of this Agreement shall be binding on both parties.

V. Sections II and III of this Agreement may be terminated by LTC or Ilion by giving written notice to the other in accordance with the Merger Agreement, and upon any such termination the Merger Agreement shall be restored to the same terms and conditions as if Sections II and III of this
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Agreement had never become effective, if the IPO Registration Statement has not been declared effective by the SEC on or before July 31, 2001.

VI. Section 1 of each Note delivered and to be delivered under the Bridge Loan Financing Agreement is amended and restated as follows:


         The Loan shall be converted in accordance with the terms herein into Conversion Consideration (as defined below) on the date after the day on which the Merger Agreement contemplated by the parties hereto (the "Merger Agreement") is terminated in accordance with its terms (the "Termination Date") set forth in the Merger Agreement.


VII. In all other respects, the Merger Agreement and the Bridge Loan Financing Agreements are hereby ratified and affirmed in their entirety.

                       ILION TECHNOLOGY CORPORATION


                       (formerly Pacific Lithium Limited)


                       By: /s/ Robin T. Johannink
                           -------------------------------------------------
                                Robin T. Johannink
                                Chairman and Chief Executive Officer



                       LITHIUM TECHNOLOGY CORPORATION


                       By:  /s/ David J. Cade
                           --------------------------------------------------
                                David J. Cade
                                Chairman and Chief Executive Officer